SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Tobira Therapeutics, Inc.

(Name of Subject Company)

Tobira Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88883P 10 1

(CUSIP Number of Class of Securities)

Laurent Fischer, M.D.

President and Chief Executive Officer

701 Gateway Boulevard, Suite 300

South San Francisco, CA 94080

(650) 741-6625

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jay K. Hachigian Bennett L. Yee Andrew Y. Luh Heidi E. Mayon Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, California, 94063 (650) 321-2400	Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts, 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Tobira Therapeutics, Inc., a Delaware corporation (“Tobira” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 3, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment No. 5, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Tobira at a price of (x) $28.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share, which represents the right to receive contingent payments of up to $49.84 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 3, 2016 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser, Parent and Allergan with the SEC on October 3, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibit (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 5, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 P.M., Eastern Time, on October 31, 2016. The Offer was not extended. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), has advised that, as of the expiration of the Offer, 17,466,213 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but the Shares represented thereby were not yet delivered), representing approximately 92.2358 percent of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfied the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer had been satisfied or waived, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer. Additionally, the Depositary has advised Parent and Purchaser that Notices of Guaranteed Delivery have been delivered with respect to an additional 438,041 Shares, representing approximately 2.3132 percent of the outstanding Shares as of the expiration of the Offer.

As the final step of the acquisition process, Parent completed its acquisition of Tobira by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Tobira in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into Tobira, with Tobira continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Tobira or in Tobira’s treasury, Parent, any subsidiary of Parent or by stockholders of Tobira who had perfected their statutory rights of appraisal under the DGCL) was canceled and converted into the right to receive the Merger Consideration. As a result of the Merger, Tobira will cease to be a publicly traded company and the Shares will no longer be listed on the NASDAQ. Parent intends to take all steps to cause the termination of the registration of the Shares and to suspend all of Tobira’s reporting obligations under the Exchange Act as promptly as practicable.

On November 1, 2016, Allergan issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Allergan is filed as Exhibit (a)(1)(K) to the amendment to the Schedule TO filed with the SEC on November 1, 2016 and is incorporated by reference herein.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(K)	Press Release issued by Allergan plc on November 1, 2016 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO-T/A filed with the SEC by Allergan plc, Allergan Holdco US, Inc. and Sapphire Acquisition Corp. on November 1, 2016).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2016	Tobira Therapeutics, Inc.

	By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: President